August 10, 2022

Attn: Thomas Jones; Jay Ingram; Heather Clark & Melissa Gilmore

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Re:	Hempacco Co., Inc.
Amendment No. 4 to Registration Statement on Form S-1 Filed August 5, 2022 File No. 333-263805

Ladies and Gentlemen:

Hempacco Co., Inc. (the “Company” or “Hempacco”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 10, 2022, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, the Company has amended the Company’s registration statement, the Company respectfully submits the following responses to such comments:

1.

We note your response to prior comment 5. Please tell us the basis for your belief that Mr. Rojas has "has voting and dispositive power of shares held in the name of Nery’s Logistics, Inc." and "is the beneficial owner of shares held in the name of Nery’s Logistics, Inc." as disclosed in the Primary Offering Prospectus and in the Resale Prospectus, respectively. Also, tell us the basis for your supplemental response that Mr. Piancone has had no relationship with Nery's Logistics, Inc. "in over three years" with the references to "Nery's Logistics, Inc." and "Majority Owned by John Cathcart and Sandro Piancone" in the table on page 15 of Green Globe International, Inc.'s publicly available Disclosure Statement Pursuant to the Pink Disclosure Guidelines for the period ending March 31, 2022.

Response: Mr. Rojas is the sole director of Nery’s Logistics, Inc. (“Nery’s”), and therefore has sole voting and dispositive power with respect to shares held by Nery’s. Mr. Piancone has not had any interest in or relationship with Nery’s in over three years as previously stated, and he actually sold his shares of Nery’s to John Cathcart in or about 2017.

The disclosure in Green Globe International, Inc.’s disclosure statement as of March 31, 2022, stating that Mr. Piancone was “majority owned [sic] by John Cathcart and Sandro Piancone” was not correct, and Mr. Piancone had no direct or beneficial ownership of Nery’s then or at any time during the last three years. We note that Green Globe International, Inc. filed an amended disclosure statement this morning, August 10, 2022, removing disclosure stating that Mr. Piancone was a majority owner of Nery’s.

Finally, our understanding is that Mr. Rojas purchased Mr. Cathcart’s shares of Nery’s in the second quarter of 2022, and therefore not only does Mr. Rojas have sole voting and dispositive power of shares held in the name of Nery’s, but Mr. Rojas has been the majority shareholder of Nery’s since then as well.

We have added disclosure to both the beneficial ownership table on page 53, and the selling shareholder table on page Alt-4, stating that Mr. Rojas is the sole director and majority shareholder of Nery’s.

2.

Please tell us, with a view to disclosure, why you have not included disclosure in your amendment about the cigarette and cigar industries, such as risk factors concerning such industries, government regulation of such industries, etc. In this regard, we note the disclosure on page F-37 that in July 2022 the company acquired from Nery’s Logistics, Inc. two cigarette production equipment lines together with multiple cigarette and cigar- related trademarks and that the total acquisition price was deemed to be $4,000,000 to be paid solely by the issuance of 2,000,000 common shares of the company.

Response: The acquired assets will only be used in connection with the Company’s hemp smokables product operations, and the Company will not be using these assets in connection with tobacco products. Additionally, we note that the acquired trademarks permit the use of the trademarked terms in connection with smokables products generally—not just in connection with tobacco smokables products. Our disclosure already addresses our hemp smokables products, government regulations of those products, etc., and we do not believe it appropriate to include additional disclosure regarding tobacco smokables.

We have added disclosure on page 32 stating that the acquired equipment and trademarks will be used in connection with our hemp smokables products and will not be used for tobacco smokables products.

3.

Please ensure that you have updated the disclosure in this section given your disclosure of gross proceeds of $6 million from the offering compared to prior disclosure about gross proceeds of $15 million from the offering. For example, we note that you now plan to use approximately $800,000 (15% of the net proceeds of the offering) for expansion and upgrades to your existing manufacturing facility whereas you previously disclosed that you planned to use approximately $2 million (15% of the net proceeds of the offering) for such expansion and upgrades. However, it is unclear whether you updated the disclosure on page 30 given your disclosure on page F-37 that in July 2022 you acquired two cigarette production equipment lines together with trademarks and that the "total acquisition price was deemed to be $4,000,000 to be paid solely by the issuance of 2,000,000 common shares of the Company." Also, if the proceeds of this offering would not provide sufficient funds to complete the purposes that you have highlighted, provide the disclosure required by Instruction 3 to Item 504 of Regulation S-K as requested in comment 8 of our December 12, 2021 letter.

Response: The “Use of Proceeds” disclosure was previously updated after the public offering was reduced and after we completed the Nery’s acquisition, and such revised disclosure is still correct. We still plan to use approximately $800,000 of the proceeds from the offering to upgrade our San Diego manufacturing facility, even though we purchased additional equipment and trademarks in July of 2022. We anticipate that the proceeds of the offering will be sufficient to complete the various proceeds uses we have described.

4.	Please revise to include the undertakings applicable to the resale offering. Refer to Item 512(a) of Regulation S-K.

Response: We have revised accordingly.

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Thank you again for your assistance and review.

Sincerely,

Hempacco Co., Inc.

/s/ Sandro Piancone

Sandro Piancone

President and Chief Executive Officer

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